26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

January 6, 2021

CONFIDENTIAL

Ms. Katherine Bagley

Ms. Lilyanna Peyser

Office of Trade & Services

Division of Corporation Finance

Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Kuke Music Holding Limited
Registration Statement on Form F-1
Filed December 18, 2020
File No. 333-251461

Dear Ms. Bagley and Ms. Peyser:

On behalf of our client, Kuke Music Holding Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the staff’s letter dated January 5, 2021 on the Company’s registration statement on Form F-1 publicly filed on December 18, 2020 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its first amendment to registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission.

PARTNERS:   Pierre-Luc Arsenault3 | Manas Chandrashekar6 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Karen K.Y. Ho | Damian C. Jacobs6 | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan9 | Nicholas A. Norris6 | Paul S. Quinn | Michael D. Rackham6 | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:   Michelle Cheh8 | Daniel Dusek3 | James A. Hill6 | David M. Irvine6 | Benjamin W. James4 | Cori A. Lable2 | Wei Yang Lim6 | Xiaoxi Lin3 | Yazhe Liu3 | Daniel A. Margulies6 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | David Zhang3

ADMITTED IN:   1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Singapore; 8 Victoria (Australia); 9 New South Wales (Australia); # non-resident

Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Palo Alto Paris San Francisco Shanghai Washington, D.C.

The staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Registration Statement on Form F-1 filed December 18, 2020

Intellectual Property License Agreements, page 117

1.                            We note your responses to comments 3 and 4, and your amended disclosure on page 117. We also note your disclosure with respect to the digital services agreement that “[w]e are obligated to pay Naxos: (i) an annual minimum licensing fee, which increases annually over the term of the license period and is subject to re-negotiation for extended terms.” Please disclose the range of royalties and an estimate of the total minimum licensing fee payments that Beijing Kuke Music Co., Limited is obligated to pay to Naxos Digital Services US, Inc. pursuant to the digital license agreement. Alternatively, please tell us why you do not believe you are required to do so.

In response to the Staff’s comments, the Company has revised the disclosure on page 122 of the Revised Draft Registration Statement.

Management

Compensation of Directors and Executive Officers, page 141

2.                            Please update this disclosure as of the fiscal year ended December 31, 2020. Refer to Item 6.B of Form 20-F.

In response to the Staff’s comments, the Company has revised the disclosure on page 145 of the Revised Draft Registration Statement.

Exhibit 99.2

3.                            Please revise the third opinion to state that the statements set forth in the Taxation section of the registration statement, insofar as they constitute statements of PRC tax law, are the opinion of counsel.

In response to the Staff’s comments, the Company has filed the revised legal opinion as exhibit 99.2 to the Revised Draft Registration Statement, which contains the language consistent with the disclosure in the forepart of the Revised Draft Registration Statement.

*              *              *

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +8610 5737 9315 (work) or +86 186 1049 5593 (cell). Questions pertaining to accounting and auditing matters may be directed to the following partner at Ernst & Young.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c.            He Yu, Chairman of the Board and Chief Executive Officer

Tony Chan, Chief Financial Officer

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Amanda Mi Tang, Esq., Partner, Kirkland & Ellis International LLP

Samuel Wong, Partner, Ernst & Young

James Lin, Esq., Partner, Davis Polk & Wardwell LLP